UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
26 November 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blueknight Energy Partners, L.P.

File No. 1-33503 – CF# 30243

_____

Blueknight Energy Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on October 18, 2013.

Based on representations by Blueknight Energy Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 31, 2014
Exhibit 10.2	through March 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary